CUSIP 088667100             13D



                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. )


                           The Bibb Company
                           (Name of Issuer)

                    Common Stock (par Value $.01)
                    (Title of Class of Securities)


                             088667100
                           (CUSIP Number)


                           Leslie M. Kratter
                       Franklin Resources, Inc.
                       777 Mariners Island Blvd.
                     San Mateo, California 94404
                           (415) 312-4018

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           January 26, 1998
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Advisers, Inc.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    2,516,546 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    2,516,546 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,516,546 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    25.0%


14. TYPE OF REPORTING PERSON          IA


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,588,546 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    25.7%

14. TYPE OF REPORTING PERSON      HC

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,588,546 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    25.7%

14. TYPE OF REPORTING PERSON     HC

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,588,546 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    25.7%

14. TYPE OF REPORTING PERSON      HC
Item 1.  Security and Issuer

This statement relates to the Common Stock (the "Common Stock ") of The Bibb Company (the "Issuer"). The Issuer's principal executive offices are located at 100 Galleria Parkway, Suite 1750, Atlanta,
GA 30339.

Item 2. Identity and Background

        (a) Name:

            Franklin Advisers, Inc. ("FAI")

        (b) State of Organization:

            California

        (c) Principal Business:

          An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Custodian Funds, Inc.

            Address of Principal Business/Principal Office:

            777 Mariners Island Blvd.
            San Mateo, CA  94404

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Franklin Resources, Inc. ("FRI")

        (b) State of Organization:

            Delaware

        (c) Principal Business:

          A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative, and distribution services to the open and closed-end investment companies comprising the Franklin/Templeton Group of Funds, managed accounts and other investment products.

            Address of Principal Business/Principal Office:

          777 Mariners Island Blvd.
          San Mateo, CA 94404

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None


Item 2. Identity and Background

        (a) Name:

            Charles B. Johnson

        (b) Business Address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Principal Business:

          President/Chief Executive Officer/Director/Principal
          Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, managed accounts and other investment products.

          Chairman of the Board/Director, FAI

          Chairman of the Board/Director, Franklin Advisory
          Services, Inc. ("FASI")

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None


Item 2. Identity and Background

        (a) Name:

            Rupert H. Johnson, Jr.

        (b) Business Address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Principal Business:

          Executive Vice President/Director/Principal Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, managed accounts and other investment products.

          President/Director, FAI

          Senior Vice President/Director - FASI

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None


Item 2. Identity and Background

(a) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A attached
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On September 27, 1996, under a Plan of Reorganization issued by the United States Bankruptcy Court for the District of Delaware on September 12, 1996, each holder of the Company's outstanding 14% Senior Subordinated Notes (the "14% Notes") became entitled to receive 59.9177745 shares of the Company's Common Stock. Pursuant to such Plan of Reorganization, FAI received 2,516,546 shares in exchange for $42,000,000 principal amount of 14% Notes. All such funds were provided by FAI's advisory clients.

The securities held by FASI were acquired in open market purchases with funds of approximately $596,874. All such funds were provided by FASI's advisory clients.

Item 4. The securities covered in this statement were acquired by advisory clients of FAI and FASI which are investment advisory subsidiaries of FRI (the "FRI Advisors") for the purpose of investment. Neither the FRI Advisors nor any executive officer or director of the FRI Advisors has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of clients of FRI Advisors and for the purposes of investment.

On October 1, 1997, the Issuer announced that its Board of Directors had adopted a so called share purchase rights plan ("the Plan") commonly known as a "poison pill" without any shareholder vote or approval. The FRI Advisors have communicated to the Issuer, its management and its Board of Directors their view that the Plan is not in the best interests of the Issuer and its shareholders. The FRI Advisors also communicated their belief that the Plan was viewed by the marketplace as an indication that management of the Issuer was not interested in a strategic disposition of the Issuer.

The FRI Advisors now intend to communicate further with the Board of Directors of the Issuer, its management and with other shareholders of the Issuer to discuss actions that may be taken to cause the Issuer to repeal the Plan and to encourage the active pursuit of a strategic sale, merger or other business combination that would maximize shareholder value.

The FRI Advisors may decide to purchase on behalf of their advisory clients additional shares of the Common Stock of the Issuer. In addition, the FRI Advisors may cause their advisory clients to dispose of any or all securities of the Issuer. Such purchases or dispositions may be accomplished in any manner permitted by applicable securities laws and subject to any limitations imposed by the Plan. The FRI Advisors' advisory clients further reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FRI Advisors nor any executive officer or director of FRI Advisors has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a-b) The FRI Advisors' advisory clients are the owners of 2,588,546 shares of the Common Stock representing approximately 25.7% of the outstanding shares of Common Stock. Since the FRI Advisors' advisory contracts with their clients grant to the FRI Advisors sole investment power over the securities owned by its advisory clients, the FRI Advisors may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owners of the securities covered by this statement.

Income Fund, one of the series comprising Franklin Custodian Funds Inc., an open-end, management investment company registered under the Investment Company Act of 1940, is an advisory client of FAI. Income Fund may be deemed to be the beneficial owner of 2,097,122 Shares representing approximately 20.8% of the outstanding Common Stock of the Issuer.

The FRI Advisors are wholly-owned subsidiaries of FRI. Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. However, no investment advisory personnel of FRI subsidiaries other than the FRI Advisors are involved in the investment management decisions of the FRI Advisors. Moreover, the FRI Advisors, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this statement owned by advisory clients of FRI subsidiaries.

Furthermore, the FRI Advisors, FRI and the Principal Shareholders are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) There have been no transactions in the shares of the Common
Stock by the reporting persons within the past sixty days.

(d) No person other than respective advisory clients of the FRI
Advisors have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7. Materials to be Filed as Exhibits

Exhibit A  Executive Officers and Directors of Reporting Persons

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


January 26, 1998


Franklin Advisers, Inc.
Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.



S\LESLIE M. KRATTER





By: Leslie M. Kratter


Secretary, Franklin Advisers, Inc.

Vice President & Assistant Secretary, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of
Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of
Attorney attached to this Schedule 13D




JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

       IN WITNESS WHEREOF, the undersigned hereby execute this agreement on January 26, 1998.


Franklin Advisers, Inc.
Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.



S\LESLIE M. KRATTER





By: Leslie M. Kratter


Secretary, Franklin Advisers, Inc.

Vice President & Assistant Secretary, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of
Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of
Attorney attached to this Schedule 13D

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.

Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address


Jennifer J. Bolt
Vice President - FRI
FRI

Harmon E. Burns
Executive Vice President/Secretary/Director - FRI
Executive Vice President - FAI
FRI

Martin L. Flanagan
Senior Vice President/Treasurer/Chief Financial Officer - FRI
Senior Vice President/Treasurer - FAI
FRI

Deborah R. Gatzek
Senior Vice President/Assistant Secretary/General Counsel - FRI
FRI

F. Warren Hellman
Director - FRI
Partner in investment management firm
Hellman & Friedman, 1 Maritime Plaza, 12th Floor,
San Francisco, CA 94111

Donna S. Ikeda
Vice President - FRI
FRI

Edward B. Jamieson
Senior Vice President - FAI
FAI

Charles B. Johnson
President/Chief Executive Officer/Director/Principal Shareholder -
FRI
Chairman of the Board - FAI
FRI

Charles E. Johnson
Senior Vice President/Director - FRI
President of Templeton Worldwide, Inc., Investment Management
Templeton Worldwide, Inc., 500 E. Broward, Ste. 2100
Ft. Lauderdale, FL 33394

Gregory E. Johnson
Vice President - FRI
FRI
Gordon Jones
Vice President - FRI
FRI

Rupert H. Johnson, Jr.
Executive Vice President/Director/Principal Shareholder - FRI
President - FAI
FRI

Thomas J. Kenny
Senior Vice President - FAI
FAI

Harry O. Kline
Director - FRI
6501 Red Hook Plaza, #201, St. Thomas, VI 00802

Leslie M. Kratter
Vice President/Assistant Secretary - FRI
FRI

Jack Lemein
Senior Vice President - FAI
FAI

Kenneth A. Lewis
Vice President - FRI
FRI

William J. Lippman
Senior Vice President - FRI
Franklin Advisory Services, Inc., One Parker Plaza, 16th Fl., Ft.
Lee, NJ 07024

James A. McCarthy
Director - FRI
Private Investor
101 California Street, Suite 1400, San Francisco, CA  94111

Peter M. Sacerdote
Director - FRI
Limited Partner/Chair of Investment Committee, Goldman, Sachs
Group, L.P.,
Investment banking
Goldman, Sachs & Co. 85 Broad Street, New York, NY 10004

R. Martin Wiskemann
Mr. Wiskemann is a permanent resident of the United States but is a Swiss National
Senior Vice President- FAI
FAI

Louis E. Woodworth
Director - FRI
Private Investor/President, Alpine Corp.
Alpine Corp., 1505 7th Avenue, Seattle, WA 98119



FRI    Franklin Resources, Inc.
       777 Mariners Island Blvd.
       San Mateo, CA 94404

Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, managed accounts and other investment products.

FAI    Franklin Advisers, Inc.
       777 Mariners Island Blvd.
       San Mateo, CA 94404


An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin
Custodian Funds, Inc.